AMENDMENT


05044924

ES
ECOMMISSION
20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

SEC FILE NUMBER
8- 34954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2004 (MM/DD/YY) AND ENDING 7/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS M.NIXON & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 WALLINGFORD STREET
(No. and Street)

PITTSBURGH (City) PA (State) 15213-1711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS M. NIXON 412-621-6600 (Area Code – Telephone Number)


SEC MAIL
RECEIVED
PROCESSING
2 5 2005
WASH, D.C.
213
SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARDS SAUER & OWENS, P.C.
(Name – *if individual, state last, first, middle name*)

500 WARNER CENTRE 332 FIFTH AVENUE (Address) PITTSBURGH (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/29/05

OATH OR AFFIRMATION

I, THOMAS M. NIXON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THOMAS M. NIXON & ASSOCIATES, INC., as of JULY 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notarial Seal
Debra A. Warfield, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 9, 2006
Member, Pennsylvania Association Of Notaries

Thomas M. Nixon
Signature

President
Title

Debra A. Warfield
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.-AMENDED
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Other -Amended footnote related to Net Capital Requirement

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I- AMENDED -- COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

THOMAS M. NIXON & ASSOCIATES, INC.

Year ended July 31, 2005

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 851
Accrued commissions	15,156
Accrued payroll taxes and other liabilities	123,864
	$ 139,871
NET CAPITAL	
Stockholder's equity	$ 253,711
Deductions:	
Commissions receivable (non-allowable portion)	170,157
Prepaid expenses	2,757
Note receivable	42,000
Deferred income taxes	22,199
Property and equipment, net of accumulated depreciation	4,153
Membership deposit	1,800
	$ 10,645
CAPITAL REQUIREMENT	
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 9,315
Net capital in excess of requirement	1,330
NET CAPITAL AS ABOVE	$ 10,645
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	13.14 to 1

There is approximately $32,600 difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as follows:

Net capital per unaudited Part II Focus Report filed as of July 31, 2005	$ 37,251
Prepaid expenses	2,119
Accounts payable	(6,589)
Property and equipment	1,122
Other liabilities	(19,530)
Accrued commissions	(12,600)
Deferred income taxes	8,872
Audited net capital	$ 10,645

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of July 31, 2005, the Company had net capital of $10,645, which was $1,330 more than the required minimum net capital of $9,315. The ratio of aggregate indebtedness to net capital was to 13.14 to 1.

NOTE 4 – SEC RULE 15c3-3 CUSTOMER PROTECTION – RESERVES AND CUSTODY OF SECURITIES

Thomas M. Nixon & Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(i).

NOTE 5 – CONCENTRATIONS

Approximately 99% of revenue was generated by selling investments in natural gas limited partnerships. Cash deposits at banks exceed federally insured limits by $195,773 at July 31, 2005.

NOTE 6 – TRANSACTIONS WITH RELATED PARTIES

The Company rents office space located at 4775 Wallingford Street, Pittsburgh, Pennsylvania from the stockholder under a renewed 5-year operating lease commencing December 1, 2004. The rent for the five-year term, is $3,110 per month. Office rent expense for the year ended July 31, 2005 was $35,380. Future minimum lease payments for the next five years and in the aggregate are:

2006	$ 37,320
2007	37,320
2008	37,320
2009	12,440
2010	—
	$ 124,400

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a retirement plan under Internal Revenue Code Section 401(k). The plan accepts employee and employer contributions. Employer contributions can not exceed 25% of eligible gross salaries. Employer contributions to the 401(k) plan were $41,000 for the year ended July 31, 2005.